Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

December 16, 2024

VIA EDGAR CORRESPONDENCE

Michael Rosenberg
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust File Nos. 333-273052; 811-23887

Dear Mr. Rosenberg:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Roundhill ETF Trust (the “Registrant” or the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on October 8, 2024 (the “Registration Statement”). The Registration Statement relates to the Roundhill Daily 2X Long China Dragons ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fees and Expenses of the Fund

Please supplementally provide a completed fee table and expense examples for the Fund.

Response to Comment 1

A completed fee table and expense examples has been attached hereto as Exhibit A.

Comment 2 – Principal Investment Strategies

The Staff notes the Fund’s 80% investment policy. Please revise the policy to state that the Fund seeks to invest in assets that provide two times (2X) exposure to Chinese issuers.

Response to Comment 2

The Registrant respectfully declines to make the requested revision as “2X” is not a term that is subject to Rule 35d-1 of the 1940 Act, as it is not a term that suggests an investment focus. On Page 42 of the Adopting Release of Rule 35d-1, the Securities and Exchange Commission explains that “terms that suggest a portfolio-wide result to be achieved” do not fall within the purview of Rule 35d-1. In the present instance, two-times the exposure of the “China Dragons” is the explicit portfolio-wide result to be achieved. “Two times” is not a particular characteristic of the underlying holdings of the Fund, which is ultimately what makes Rule 35d-1 inapplicable.

Comment 3 – Principal Investment Strategies

Please disclose in the Item 4 discussion that in determining which companies are properly classified as “China Dragons,” the Advisor uses a proprietary methodology that incorporates both quantitative and qualitative elements, that the initial selection universe is composed of the largest 100 Chinese equity securities (according to market capitalization), and that the Advisor narrows the universe by applying quantitative and qualitative screens to classify five issuers as China Dragons.

Additionally, please also disclose in the Item 4 discussion that some of the ADRs to which the Fund may have exposure may be structured as VIEs and that investments in VIEs come with additional risks that are described in the principal risks section of the prospectus.

Response to Comment 3

Pursuant to the Staff’s comment, the following disclosure has been included in the second paragraph of the section entitled “Principal Investment Strategies”:

In determining which companies are properly classified as China Dragons, the Adviser uses a proprietary methodology that incorporates both quantitative and qualitative elements. The initial selection universe is composed of the 100 largest Chinese equity securities according to market capitalization. The Adviser narrows the universe by applying quantitative screens (based upon a security’s market capitalization and average daily trading volume) and qualitative screens (based on the Adviser’s proprietary assessment of each company’s degree of technological innovation) to classify at least five issuers as China Dragons. . . .

Some of the ADRs to which the Fund will have exposure may be structured as variable interest entities or “VIEs.” A VIE is a special structure designed to provide foreign investors with exposure to Chinese companies. Investments in VIEs come with additional risks that are described in the section entitled “Principal Risks.”

Comment 4 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

On a day-to-day basis, the Fund is expected to hold ETFs and money market funds…

Please confirm what other ETFs the Fund intends to invest in beside the China Dragons ETF. Please also confirm whether the Fund, on a day-to-day basis, intends to hold swaps or other derivatives designed to achieve the 2X return on China Dragons.

Response to Comment 4

The only ETF in which the Fund intends to invest is the China Dragons ETF. The Fund intends to hold swaps contracts and no other derivatives.

Comment 5 – Principal Investment Strategies

The Staff notes the Fund’s concentration policy set forth in the section entitled “Principal Investment Strategies.” Please inform the Staff whether these are sectors or industries. If industries, please indicate that. If not, please disclose any industries that the Fund or underlying fund may be assigned.

Response to Comment 5

The Fund intends to concentrate its investments in companies comprising the consumer discretionary sector, communication services sector and information technology sector, collectively, as opposed to any specific industries comprising those sectors.

Comment 6 – Principal Risks

The Staff notes “Information Technology Companies Risk” set forth in the section entitled “Principal Risks.” Please add risk disclosures for other applicable sectors in which the Fund invests.

Response to Comment 6

Pursuant to the Staff’s comment, the section entitled “Principal Risks” has been revised to include “Communication Services Sector Risk” and “Consumer Discretionary Sector Risk.”

Comment 7 – Performance

Please identify the broad-based index the Fund intends to use.

Response to Comment 7

The Fund intends to use the Solactive GBS Global Markets All Cap USD Index TR as its broad-based index.

Comment 8– Exhibits

The Staff notes the Powers of Attorney (POA) exhibit set forth in Part C. Please provide a POA that is no more than six months old.

Response to Comment 8

Pursuant to the Staff’s request, the Registrant will seek to have to have the Trustees execute new powers of attorney as soon as is practicable. Such powers of attorney will then be filed as exhibits to the Registration Statement.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP

Exhibit A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.99%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(2)	0.99%
Total Annual Fund Operating Expenses	0.99%
Fee Waiver and Expense Reimbursement Agreement(3)	0.00%
Net Annual Fund Operating Expenses	0.99%

(1) The investment advisory agreement between the Trust and Roundhill Financial Inc. (“Roundhill”) utilizes a unitary fee arrangement pursuant to which Roundhill will pay all operating expenses of the Fund, except Roundhill’s management fees, interest charges on any borrowings (including net interest expenses incurred in connection with an investment in reverse repurchase agreements or futures contracts), dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments (including any net account or similar fees charged by futures commission merchants), accrued deferred tax liability and extraordinary expenses.

(2) “Other Expenses” and “Acquired Fund Fees and Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

(3) Pursuant to a contractual agreement, the Fund’s investment adviser has agreed to waive its management fee and reimburse certain expenses to prevent the sum of the Fund’s management fee and acquired fund fees and expenses from exceeding 0.99% until January 31, 2026. This agreement may be terminated by the Board of Trustees of the Trust at any time, upon 60 days’ prior written notice, or by the Fund’s investment adviser, only after January 31, 2026.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. This example assumes that the fee waiver and expense agreement described will be terminated following January 31, 2026. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$101	$315

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